SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32679; 812-14435

Triloma EIG Energy Income Fund, <u>et al.</u>; Notice of Application

June 13, 2017

<u>AGENCY</u>: Securities and Exchange Commission ("Commission").

<u>ACTION</u>: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")

for an exemption from sections 18(a)(2), 18(c), and 18(i) of the Act and for an order pursuant to

section 17(d) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain registered closed-end

management investment companies to issue multiple classes of shares of beneficial interest

("Shares") with varying sales loads and to impose asset-based service and/or distribution fees,

and contingent deferred sales loads ("CDSCs").

<u>Applicants</u>: Triloma EIG Energy Income Fund (the "Fund"), Triloma Energy Advisors, LLC

(the "Adviser"), and Triloma Securities, LLC (the "Dealer Manager") (together, the

"Applicants").

<u>Filing Dates</u>: The application was filed on March 20, 2015, and amended on November 29,

2016, April 6, 2017, and June 7, 2017.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by

mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 8, 2017, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 201 North New York Avenue, Suite 200, Winter Park, FL 32789.

FOR FURTHER INFORMATION CONTACT: Jessica Shin, Attorney-Adviser, at (202) 551-5921 or Robert H. Shapiro, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Fund is a Delaware statutory trust that is registered under the Act as a non-diversified, closed-end management investment company. The Fund's objective is primarily to provide shareholders with current income; as secondary investment objectives, the Fund will seek to provide capital preservation and, to a lesser extent, long-term capital appreciation. The Fund seeks to achieve its investment objectives by investing primarily in a global portfolio of privately originated energy company and project debt.

2.   The Adviser, a Florida limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser serves as investment adviser to the Fund.

3.   The Dealer Manager is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and will act as the managing dealer of the Fund. The Dealer Manager is under common control with the Advisor and is an affiliated person, as defined in section 2(a)(3) of the Act, of the Advisor.

4.   The applicants seek an order to permit the Fund to issue multiple classes of Shares, each having its own fee and expense structure, and to impose asset-based distribution and/or service fees, and CDSCs.

5.   Applicants request that the order also apply to any other continuously offered registered closed-end management investment company existing now or in the future for which the Adviser or the Dealer Manager or any entity controlling, controlled by, or under common control with the Adviser or the Dealer Manager or its successors,[1] acts as investment adviser or distributor, respectively, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with either rule 23c-3 under the Act or rule 13e-4 under the 1934 Act.[2]

6.   The Fund currently issues a single class of Shares (the "Initial Class Shares"). Shares are currently being offered on a continuous basis pursuant to a registration statement under the Securities Act of 1933 and the Act at daily closings at their public offering price per share. The

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[1] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] The Fund and any other investment company relying on the requested relief will do so in a manner consistent with the terms and conditions of the application. Applicants represent that any person presently intending to rely on the requested relief is listed as an applicant.

Fund, as a closed-end investment company, does not continuously redeem Shares as does an open-end management investment company. Shares of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as NASDAQ. Applicants do not expect that any secondary market will ever develop for the Shares.

7.   If the requested relief is granted, the Fund intends to offer multiple classes of Shares, such as the Initial Class Shares and additional classes. Because of the different distribution fees, service fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time.

8.   Applicants state that, from time to time, the Board of the Fund may create additional classes of Shares, or may vary the characteristics described of the Initial Class, including without limitation, in the following respects: (1) the amount of fees permitted by different distribution plans or different service fee arrangements; (2) voting rights with respect to a distribution and service plan of a class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in the Application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a distribution and service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the Act.

9.   The Fund will not impose an "early withdrawal charge" or "repurchase fee" on investors who purchase and tender their Shares.

10.   Applicants state that, in order to provide a limited degree of liquidity to shareholders, the Fund is structured as an "interval fund" and intends to make quarterly offers to repurchase up to 5% of the weighted average number of Shares outstanding in the prior four calendar quarters

(or a portion thereof during the Fund's first fiscal year) at a price based on the Fund's net asset value per share, pursuant to rule 23c-3 under the Act. At the discretion of the Fund's board of trustees, the Fund intends to limit the number of Shares to be repurchased during any calendar year to the number of Shares the Fund can repurchase with cash on hand, cash available from borrowings and cash from the sale of its investments as of the end of the applicable period to repurchase Shares. Repurchases of the Fund's Shares will be made at such times, in such amounts, and on such terms as may be determined by the Fund's Board in its sole discretion.

11.   Applicants represent that any asset-based service and/or distribution fees will comply with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority ("FINRA Rule 2341") as if that rule applied to the Fund.[3] Applicants also represent that the Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A.[4] As is required for open-end funds, the Fund will disclose its expenses in shareholder reports, and describe any arrangements that result in breakpoints in or eliminations of sales loads in its prospectus.[5] In addition, applicants will comply with applicable enhanced fee disclosure requirements for fund of funds, including registered funds of hedge funds.[6]

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[3]   Any references to FINRA Rule 2341include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

[4] In all respects other than class-by-class disclosure, the Fund will comply with the requirements of Form N-2.

[5] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).

[6] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

12.   The Fund and the Dealer Manager will comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Dealer Manager. The Fund or the Dealer Manager will also contractually require that any other distributor of the Fund's Shares comply with such requirements in connection with the distribution of Shares of the Fund.

13.   The Fund will allocate all expenses incurred by it among the various classes of Shares based on the net assets of the Fund attributable to each class, except that the net asset value and expenses of each class will reflect distribution fees, service fees, and any other incremental expenses of that class. Expenses of the Fund allocated to a particular class of Shares will be borne on a pro rata basis by each outstanding Share of that class. Applicants state that the Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

14.   The Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future will comply with rule 11a-1, rule 11a-3, and rule 18f-3 as if the Fund were an open-end investment company.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration

of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Applicants state that the creation of multiple classes of shares of the Funds may violate section 18(a)(2) because the Funds may not meet such requirements with respect to a class of shares that may be a senior security.

2.   Section 18(c) of the Act provides, in relevant part, that a registered closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Shares of the Fund may be prohibited by section 18(c), as a class may have priority over another class as to payment of dividends because shareholders of different classes would pay different fees and expenses.

3.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple classes of Shares of the Fund may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule or regulation under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants

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request an exemption under section 6(c) from sections 18(a)(2), 18(c) and 18(i) to permit the Fund to issue multiple classes of Shares.

5.   Applicants submit that the proposed allocation of expenses relating to distribution and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit the Fund to facilitate the distribution of its Shares and provide investors with a broader choice of shareholder options. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act. Applicants state that the Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

Asset-Based Service and/or Distribution Fees

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule

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12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the

Act to permit the Fund to impose asset-based service and/or distribution fees. Applicants have

agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment

companies, which they believe will resolve any concerns that might arise in connection with a

Fund financing the distribution of its shares through asset-based service and/or distribution fees.

3.   For the reasons stated above, applicants submit that the exemptions requested under

section 6(c) are necessary and appropriate in the public interest and are consistent with the

protection of investors and the purposes fairly intended by the policy and provisions of the

Act. Applicants further submit that the Funds' imposition of asset-based service and/or

distribution fees is consistent with the provisions, policies and purposes of the Act and does

not involve participation on a basis different from or less advantageous than that of other

participants.

Applicants' Condition:

The Fund agrees that any order granting the requested relief will be subject to the following

condition:

Applicants will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and

where applicable, 11a-3 under the Act, as amended from time to time or replaced, as if those

rules applied to closed-end management investment companies, and will comply with FINRA

Rule 2341, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary